STATEMENT OF FINANCIAL CONDITION

Security Distributors, LLC
Year Ended December 31, 2018
SEC File Number 8-10781
With Report of Independent Registered Public Accounting Firm

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, LLC)

Statement of Financial Condition

Year Ended December 31, 2018

Contents



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Security Distributors, LLC

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal security laws and applicable rules and regulations of the Security and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 1980, but we are unable to determine the specific year.

February 28, 2019

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, LLC)

Statement of Financial Condition

December 31, 2018

(In Thousands)

Assets

Cash	$	28,899
Cash segregated in compliance with federal and other regulations		-
Redemptions receivable (including $2,750 due from related parties)		21,753
Receivables from related parties		20,174
Other assets		4,523
Total assets	$	75,349

Liabilities and member's capital

Liabilities:		
Payable for purchases of retirement plan products (including $668 due to related parties)	$	11,731
Payables to related parties		25,001
Accounts payable		186
Total liabilities		36,918
Member's capital:		
Contributed capital		22,033
Retained earnings		16,398
Total member's capital		38,431
Total liabilities and member's capital	$	75,349

See accompanying notes.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of SBL Holdings, LLC)

Notes to Financial Statement
(In Thousands)

December 31, 2018

1. Nature of Business and Ownership

Security Distributors, LLC (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBLIC), which is a wholly owned subsidiary of SBL Holdings, LLC (SBLH). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and is a licensed insurance agent in all states except New York. The Company primarily distributes variable annuities sponsored by SBLIC and First Security Benefit Life Insurance and Annuity Company of New York (FSBL) a related party, mutual funds available through such annuities, and retirement plan products for which a related party, Security Financial Resources, Inc. (SFR), is record keeper and administrator.

As the single member of the Company, SBLIC (the Member) shall from time to time contribute capital to the Company as it shall determine. The Company's profits and losses shall be allocated to the Member. Distributions shall be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into an agreement with Security Benefit Business Services, LLC (SBBS), a related party, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statement in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statement (continued)
(In Thousands)

Revenue Recognition

Commission revenue represents reimbursements from affiliates for commissions paid primarily to third party broker-dealers related to sales of variable annuity and retirement plan mutual fund products and are recognized on the trade date. Other related party revenue primarily consists of support fees and management fee income from related parties. Support fees from SBLIC and SFR are asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when the market value of those assets is known, which is monthly. Effective March 1, 2018, the support fee from SBLIC was terminated and the SFR support fee was changed to be a sales-based fee. Management fee income from related parties reimburses the Company for expenses incurred related to fixed annuity sales. These fees are settled monthly. This management fee was no longer assessed as of October 31, 2018.

Revenue Sharing

The Company enters into distribution and underwriting arrangements with affiliated and unaffiliated investment vehicles. The Company primarily receives revenue sharing fees paid by the fund over time. The Company believes its performance obligation is the sale of securities to investors, as such this is fulfilled on the trade date. Amounts owed to the Company under the arrangements are primarily variable, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside of the Company's influence. Revenue sharing fees cannot be finalized until the market value of the fund and investor activity is known, which are usually monthly or quarterly.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions with distribution fees and contingent deferred sales charges, paid to broker/dealers in connection with the sale of certain retirement plan products. These deferred selling commissions are amortized straight line based on the revenue stream of contingent deferred sales charges and distribution fees. Deferred selling commissions are included within the other assets on the statement of financial condition.

Cash

Cash includes operating cash.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not have possession or control over customers' funds.

Redemptions Receivable/Payable for Purchases of Retirement Plan Products

Redemption receivables are amounts related to participant redemptions, which have been requested, but not yet received, from fund companies. A corresponding payable to SFR is included within Payable to related parties.

Payable for purchases of retirement plan products are amounts related to participant purchases, which have been requested, but not yet paid, to fund companies. A corresponding receivable from SFR is included within Receivable from related parties.

These balances are typically settled one day after receiving a participant's request.

Income Taxes

The Company is a disregarded entity under SBLIC for income tax purposes and is not subject to U.S. federal and state taxes. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for those years before 2014. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2018.

Planned Adoption of Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will become effective for the Company on January 1, 2020, with early adoption permitted in 2019.

Notes to Financial Statement (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Planned Adoption of Accounting Pronouncements (continued)

The Company is currently evaluating the impact of this new guidance on the financial statements, but does not expect it to have a material effect upon the Company's financial statements upon adoption.

In February 2016, the FASB issued ASU 2016-02, Leases. The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). This update requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This update requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The standard is effective January 1, 2019 for the Company, with early adoption permitted. The Company does not expect any material impact to its financial condition upon adoption of this standard.

Recently Adopted Accounting Pronouncement

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: restricted cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new standard became effective for the Company on January 1st 2018. The Company had immaterial restricted cash segregated in compliance with federal regulations. This restricted cash balance was included with cash and cash equivalent on the statement of cash flows.

2. Significant Accounting Policies (continued)

Change in Accounting Principle

The Company adopted ASC Topic 606, *Revenue from Contracts with Customers*, with a date of initial application of January 1, 2018, to all contracts at the date of initial application, by using the modified retrospective approach. As a result, in evaluation of the standard the Company's policy for revenue recognition remains unchanged. There is zero cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018.

3. Other Assets

As of December 31, 2018, the balances that comprised the other assets are presented below:

Revenue sharing receivable (including $53 due from related parties)	$	2,944
Deferred selling commissions, net of accumulated amortization of $1,214		1,563
Other receivables		16
	$	4,523

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2018:

Balance at beginning of year	$	1,783
Costs deferred during the year		395
Amortized to expense during the year		(615)
Balance at end of year	$	1,563

As of December 31, 2018, there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

As of December 31, 2018, the balances that comprised the receivables from related parties amount is presented below:

Notes receivable from related party	$	6,000
Receivable from related party for purchases of retirement plan products		11,755
Other receivables from related parties		2,419
	$	20,174

An intercompany promissory note due from SBC totaling $6,000 is payable in full on April 23, 2024. Interest on the principal amount of the note is at an annual rate of 6.5% and due at maturity.

Interest on the intercompany promissory notes of $390 is reported in other related party revenue on the statement of operations for the year ended December 31, 2018.

As of December 31, 2018, the balances that comprised the payable to related parties amount is presented below:

Payable to related party for redemptions of retirement plan products	$	21,786
Other payables to related parties		3,215
	$	25,001

5. Contingencies

The Company is not aware of any legal proceedings or other matters that may result in a loss contingency.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
SBL Holdings, LLC)

Notes to Financial Statement (continued)
(In Thousands)

7. Net Capital Requirements (continued)

Advances to related parties, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2018, the Company had net capital of $25,489, which was $23,028 in excess of its required net capital of $2,461. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 144.84 to 1 at December 31, 2018.

8. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statement was issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statement.



One Security Benefit Place | Topeka, Kansas 66636-0001 | 800.888.2461 |